1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 11, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration or exemption from registration.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

The Board of the Company has decided that the 2005 AGM of the Company will be held on Wednesday, 10 May, 2006. The Board has proposed as special resolutions No. 8, No. 9 and No. 10 in the 2005 AGM to ask shareholders to consider, authorize and approve (i) the proposed issuance of the Company's short-term corporate bonds; (ii) the extension for one year of all relevant resolutions and authorizations of the Proposed A Shares Issue passed at the 2004 AGM of the Company held on 9 June 2005; and (iii) in connection with the Proposed A Share Issue, the Company to make proposed amendments to the Articles of Association. The proposed amended Articles of Association will be adopted for use by the Company for the purpose of the Proposed A Share Issue.

The Company will make a further announcement to inform shareholders about details of the 2005 AGM. The notice of the AGM, its reply slip and the proxy form, and the Shareholders' Circular containing further details in respect of special resolutions No. 8, No. 9, and No. 10 will be issued by the Company and despatched to its shareholders as soon as practicable.

INTRODUCTION

The board of directors (the "Directors", and the "Board") of Aluminum Corporation of China Limited (the "Company") has decided that the 2005 Annual General Meeting (the "2005 AGM") of the Company will be held on Wednesday, 10 May, 2006. The Board has proposed as special resolutions No. 8, No. 9, and No. 10 in the 2005 AGM, to ask shareholders to consider, authorize and approve (i) the proposed issuance of the Company's short-term corporate bonds; (ii) the extension for one year of all relevant resolutions and authorizations of the issuance of a maximum of 1,500,000,000 domestic listed RMB denominated ordinary shares with a nominal value of RMB1.00 each ("A Shares") (the "Proposed A Share Issue") passed on the 2004 AGM of the Company held on 9 June 2005 (the "2004 AGM"); and (iii) in connection with the Proposed A Share Issue, the Company to make proposed amendments to the Articles of Association in accordance with applicable PRC laws and regulations. The proposed amended Articles of Association will be adopted for use by the Company for the purpose of the Proposed A Share Issue.

SHORT-TERM CORPORATE BONDS

The Board now seeks shareholders' authorization and approval for (i) a similar issuance of short-term corporate bonds in the PRC for a principal amount of up to RMB 5 billion during the period from the date of the 2005 AGM when shareholder's approval is obtained and expiring at the conclusion of the AGM for the year ending December 31, 2006; and (ii) the Chairman of the Board or any person authorized by the Chairman of the Board be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issuance of short-term corporate bonds based on the needs of the Company and the market conditions at the time of the issuance, including to determine and finalize the final principal amount and interest rate of such short-term corporate bonds.

Pursuant to the special resolution No. 11 that was passed at the 2004 AGM, shareholders' approval was given to the Company to issue short-term corporate bonds in the PRC for a principal amount of up to RMB 5 billion during the period from the date of the 2004 AGM when shareholder's approval was obtained and expiring at the conclusion of the AGM for the year ending December 31, 2005.

In May 2005, the Company had issued short-term corporate bonds in the PRC for a principal amount of RMB 2 billion, and raised proceeds of RMB 1.943 billion with an actual interest rate of about 3.33%. The corporate bonds are due a year from the date of issue. The Board expects that the Company may further issue short-term corporate bonds in the PRC before the date of the 2005 AGM, such further issue of short-term corporate bonds, if any, will not exceed the remaining principal amount of RMB 3 billion. The total principal amount of short-term corporate bonds to be issued pursuant to the shareholders' approval at the 2004 AGM shall not exceed RMB 5 billion.

The Directors believe that the proposed issuance of short-term corporate bonds will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Directors consider that the issuance of the short-term corporate bonds will lower the finance costs of borrowings for the Company and is in the interests of the Company and its shareholders as a whole. Proceeds from the proposed issuance of the short-term corporate bonds are expected to be used as repayment for the short-term corporate bonds that were issued in 2005, the proceeds of which were used as short term working capital of the Company, including for the purchase of raw materials and import of alumina. It is expected that the short term corporate bonds will be issued to institutional investors in the PRC banking industry and will not be issued to the public investors.

PROPOSED A SHARE ISSUE

At the 2004 AGM, shareholders of the Company passed a special resolution authorizing the Proposed A Share Issue by authorizing the issue by the Company of a maximum of 1,500,000,000 A Shares and the proposed listing of such A Shares on the Shanghai Stock Exchange of the PRC in such manner as described in an announcement dated 28 March 2005 and a circular dated 12 April 2005.

Since no A Shares were actually issued by the Company in the past year, the Company now seeks shareholders approval, by way of special resolution, for the extension for one year of all relevant resolutions and authorizations of the Proposed A Share Issue passed at the 2004 AGM. The structure of the A Shares will remain on the same terms and conditions as previous, including the use of proceeds, the only exception being that the amount to be used in investing in Shanxi Huaze Aluminum and Power Company Limited will be reduced from RMB 450 million to RMB 120 million.

The Directors believe that the Proposed A Share issue, if it occurs, will further enhance the Company's financing channels and improve its capital and debt raising capabilities. In addition, the Proposed A Share Issue is expected to provide the Company with capital required to fund its intended projects, thereby improving its alumina refining capacity and, in turn, its ability to further its business pursuits and developments in the industry. It is also believed that the Proposed A Share Issue will promote the Company's position and to further enhance its reputation in the PRC. The Company will apply to the China Securities Regulatory Committee ("CSRC") for the Proposed A Share Issue, and to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange when appropriate.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In connection with the Proposed A Share Issue, the Company will, when proceeding with the Proposed A Share Issue, make proposed amendments to the Articles of Association. Such amendments are proposed in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of associations of PRC listed companies. The proposed amended Articles of Association will be adopted for use by the Company for the purpose of the Proposed A Share Issue.

The proposed amendments to be made to the Articles of Association primarily aim to enhance the corporate governance of the Company and, in accordance with the relevant PRC laws and regulations, deal with matters relating to different areas such as protection of public shareholders' rights, shareholders' meetings, independent directors and certain other related matters. Further details regarding such proposed amendments will be set out in a circular to be issued and despatched to the shareholders (the "Shareholders' Circular").

The proposed amendments to the Articles of Association are subject to approval by way of a special resolution by the Company's shareholders at the 2005 AGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

GENERAL INFORMATION

The Shareholders' Circular containing further details in respect of special resolutions No. 8, No. 9, and No. 10 will be issued by the Company and despatched to its shareholders as soon as practicable.

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Director) Mr. Wang Dianzuo, Mr. Kang Yi, and Mr. Poon Yiu Kin, Samuel (Independent Non-executive Directors).

Made by the order of the Board of Aluminum Corporation of China Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman
Beijing, 13 March 2006 *For identification only.
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary